        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces that Fernando Chico Pardo Exercised His Preemptive Rights to Acquire an Additional 25.5% Ownership in the Company’s Strategic Partner

Mexico City, December 28, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced that it has been notified by its strategic partner, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. (ITA), that Fernando Chico Pardo exercised his preemptive rights to acquire an additional 25.5% ownership in ITA.

ITA became ASUR's strategic partner when it acquired 15% of ASUR's capital in 1998 as part of the privatization of the airport system in Mexico.

Fernando Chico Pardo has exercised his right to acquire the shares of ITA proposed to be sold by the Mexican government and will pay 2% above the highest offered bid during the auction process made by Nacional Financiera (NAFINSA).

The transfer of shares will become effective upon completion of standard provisions for such transaction as outlined in ITA’s Shareholders’ Agreement.

After this transaction is concluded, ITA’s shareholders will be:

•	Mr. Fernando Chico Pardo 63.5%
•	Copenhagen Airports A/S 36.5%

Fernado Chico Pardo will be the “Mexican Partner” required under the terms of the concession and related agreements signed by ASUR and the Mexican Federal Government.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date:   December 28, 2004